                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)


                           Genovese Drug Stores, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   372442 20 2
                                 (CUSIP Number)

                              Gene L. Wexler, Esq.
                           Genovese Drug Stores, Inc.
                                 80 Marcus Drive
                            Melville, New York 11747
                                 (516) 845-8433
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 1997
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                              (Page 1 of 10 Pages)
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   CUSIP NO. 372442 20 2              13D                     PAGE 2 OF 10 PAGES
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Leonard Genovese
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                  (a)   [X]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS *
   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(D) OR 2(E)                                                     [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
        NUMBER OF                   0
          SHARES          ------------------------------------------------------
       BENEFICIALLY        8  SHARED VOTING POWER
      OWNED BY EACH                 4,145,139
        REPORTING         ------------------------------------------------------
       PERSON WITH         9  SOLE DISPOSITIVE POWER
                                    0
                          ------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                                    4,145,139
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,145,139
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES *                                                    [ ]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         See response to Item 5.
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON *
         IN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT
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   CUSIP NO. 372442 20 2              13D                     PAGE 3 OF 10 PAGES
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Frances Genovese Wangberg
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                  (a)   [X]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS *
   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(D) OR 2(E)                                                     [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
        NUMBER OF                   0
          SHARES          ------------------------------------------------------
       BENEFICIALLY        8  SHARED VOTING POWER
      OWNED BY EACH                 4,145,139
        REPORTING         ------------------------------------------------------
       PERSON WITH         9  SOLE DISPOSITIVE POWER
                                    0
                          ------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                                    4,145,139
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,145,139
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES *                                                    [ ]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         See response to Item 5.
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON *
         IN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

         This Amendment No. 3 is being filed to report the acquisition of beneficial ownership of the Class A Common Stock, par value $1.00 per share (the "Class A Common Stock"), of Genovese Drug Stores, Inc., a Delaware corporation (the "Company"), as a result of the entering into by Leonard Genovese and Frances Genovese Wangberg (collectively, the "Reporting Persons") of a Stockholders Agreement dated as of June 30, 1997 (the "Stockholders Agreement"), a copy of which is filed herewith as Exhibit 1. This Amendment No. 3 also serves as an initial Schedule 13D for Frances Genovese Wangberg, who formerly filed on
Schedule 13G with respect to the Class A Common Stock of the Company.

         This report on Schedule 13D is hereby amended and restated in its entirety as follows:


ITEM 1. SECURITY AND ISSUER.

         The securities to which this statement relates are the shares of Class A Common Stock of the Company. The principal offices of the Company are located at 80 Marcus Drive, Melville, New York 11747.


ITEM 2. IDENTITY AND BACKGROUND

         (a)      Names:

                  Leonard Genovese
                  Frances Genovese Wangberg

         (b)      Business Addresses:

                  Genovese Drug Stores, Inc.
                  80 Marcus Drive
                  Melville, New York 11747

         (c) Employment and Name, Principal Business and Business Address of Employer:

                  Mr. Genovese is the Chairman of the Board, President and Chief Executive Officer of the Company. Mrs. Wangberg is a Director of the Company. The principal business of the Company is the operation of retail drug stores. The business address of the Company is 80 Marcus Drive, Melville, New York 11747.

         (d)      Criminal convictions:

                  During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)      Civil Proceedings Regarding Securities Violations:

                  During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:

                  United States of America


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All 4,145,139 shares of Class A Common Stock beneficially owned by the Reporting Persons were acquired other than by purchase, as follows: (a) the Reporting Persons are co-trustees of the Trust under the Will of the late Joseph
W. Genovese, Jr., pursuant to which they each acquired beneficial ownership of 1,732,339 shares; (b) Mr. Genovese is trustee of the Trust under the Will of the late Joseph Genovese, Sr., pursuant to which he acquired beneficial ownership of 626,302 shares; (c) Mr. Genovese is the beneficial owner of a total of 1,574,481 shares (including options), which he acquired through (i) inheritance from
Joseph Genovese, Sr., his father; (ii) stock dividends declared from time to time by the Company; (iii) bonus shares awarded from time to time under various employee stock plans of the Company; and (iv) grants (and exercises) of stock options under various stock option plans of the Company; and (d) Mrs. Wangberg is the beneficial owner of a total of 212,017 shares, which she acquired through
(i) inheritance from Joseph W. Genovese, Jr., her husband; (ii) stock dividends declared from time to time by the Company; and (iii) grants (and exercises) of stock options by the Company to non-employee directors.
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                                                                               6


ITEM 4. PURPOSE OF TRANSACTION

         On June 30, 1997, the Reporting Persons entered into the Stockholders Agreement to impose certain restrictions on and conditions to the transfer and voting of the Class A Common Stock and the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), of the Company beneficially owned by them. The Class B Common Stock is not registered as a class of equity securities under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), but may be converted or exchanged for shares of Class A Common Stock at any time.

         The Stockholders Agreement governs all shares of Common Stock and all securities convertible into or exchangeable for Common Stock beneficially owned by the Reporting Persons or their Permitted Transferees (as defined in the Stockholders Agreement) as of the date of the Stockholders Agreement or at any time thereafter, subject to certain limited exceptions.

         The Stockholders Agreement provides that, subject to certain limited exceptions, neither the Reporting Persons nor their Permitted Transferees may, without the prior written consent of both Reporting Persons, directly or indirectly, whether voluntary or involuntary, sell, distribute, transfer, assign, pledge, hypothecate or otherwise dispose of (including, without limitation, by tendering such shares into a tender offer) or encumber (including, without limitation, by subjecting such shares to any proxy or voting agreement, trust or other arrangement except as set forth herein) any Common Stock subject to the Stockholders Agreement or any interest therein. All Permitted Transferees will be required to become a party to the Stockholders Agreement.

         The Stockholders Agreement also provides that, without the prior written consent of the Reporting Persons, the Reporting Persons and their Permitted Transferees will not convert or exchange any shares of Class B Common Stock into or for shares of Class A Common Stock except as may be required in connection with certain permitted transfers.

         The Stockholders Agreement further provides that on all matters that are put to a vote (or action by written consent) of the stockholders of the Company, including, without limitation, the election of directors, a merger, consolidation, sale, acquisition or other business combination involving the Company and amendments to the Company's certificate of incorporation or by-laws, each of the Reporting Persons and their Permitted Transferees will vote (or act by written consent with respect to) its Common Stock as directed in writing by both of the Reporting

Persons; provided, however, that if the Reporting Persons cannot agree as to how such Common Stock shall be voted, such Common Stock will be voted in accordance with the recommendation of the Company's Board of Directors.

         The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed herewith as Exhibit 1.

         Leonard Genovese expects from time to time to acquire shares of Class A Common Stock pursuant to the Company's stock option and other employee stock plans. Frances Genovese Wangberg expects from time to time to acquire shares of Class A Common Stock pursuant to stock options granted to non-employee directors of the Company. Both reporting persons expect from time to time to acquire shares of Class A Common Stock as stock dividends by the Company in accordance with past practice, if and to the extent declared by the Board of Directors of the Company. In addition, the Reporting Persons may from time to time dispose of shares of Class A Common Stock or Class B Common Stock pursuant to gifts and other transfers of such shares, subject to the provisions of the Stockholders Agreement. In addition, subject to the provisions of the Stockholders Agreement, the Reporting Persons may from time to time purchase or sell shares of Class A Common Stock or Class B Common Stock depending on the prevailing market prices of the Class A Common Stock, personal financial and tax considerations and other factors.

         Except as described above, the Reporting Persons do not have any plans or proposals which would relate to or result in:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
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                                                                               8


         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

                                      or

         (j)      any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) At the date hereof, the Reporting Persons do not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Class A Common Stock. At the date hereof, the Reporting Persons have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,145,139 shares of Class A Common Stock.

         The Reporting Persons are parties to the Stockholders Agreement described in Item 4 in both their individual capacities, in their capacities as trustees of the Trust under the Will of the late Joseph W. Genovese, Jr. and, in the case of Leonard Genovese, in his capacity as trustee of the Trust under the Will of the late Joseph Genovese, Sr. The 4,145,139 shares of Class A Common Stock beneficially owned by the Reporting Persons pursuant to the Stockholders Agreement include (a) 92,520 shares of Class A Common Stock, options to purchase 226,310 shares of Class A Common Stock, which are exercisable at any time, and 1,255,651 shares of Class B Common Stock owned by Mr. Genovese, (b) 5,392 shares of Class A Common Stock, options to purchase 19,336 shares of Class A Common Stock and 187,289 shares of Class B Common Stock owned by Mrs. Wangberg, (c) 1,732,339 shares of Class B Common Stock held by the Trust under the Will of the late Joseph W. Genovese, Jr. and (d) 626,302 shares of Class B Common Stock held by the Trust under the Will of Joseph Genovese, Sr.

         The 4,145,139 shares of Common Stock beneficially owned by the Reporting Persons represents 57.4% of the voting power represented by the Common Stock as of June 24, 1997. In addition, such shares represent 32.7% of the total shares of Class A Common Stock outstanding as of June 24, 1997, assuming the conversion or exchange of all outstanding shares of Class B Common Stock, and the exercise of the options to purchase Class A Common Stock beneficially owned by the Reporting Persons.

         (c) On June 16, 1997, Mr. Genovese was awarded options to acquire 150,000 shares of Class A Common Stock pursuant to the Company's 1984 Employee Stock Option and Stock Appreciation Rights Plan. The options are exercisable at prices of (i) $19.38 as to 75,000 shares, (ii) $25.00 as to 37,500 shares and
(iii) $30.00 as to 37,500 shares. The options vest on the date that is five years from the date of grant, and are subject to accelerated vesting under certain conditions, including a change in control of the Company.

         On June 23, 1997, Mr. Genovese gave 1,000 shares of Class A Common Stock to a relative.

         (d) Mr. Genovese is the trustee of the Trust under the Will of the late Joseph Genovese, Sr., with shared voting and dispositive power with the Reporting Person (pursuant to the Stockholders Agreement) with respect to the 626,302 shares of Class B Common Stock owned by such trust. Viola Genovese is the beneficiary of such trust, and as such, is entitled to dividends from and proceeds from the sale of the securities owned by such trust in accordance with the terms of such trust and applicable law.

         Except as stated herein, to the best of the Reporting Persons' knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in response to Item 5(a).

         (e) Not applicable.
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                                                                              10


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Please see the description of the Stockholders Agreement in Item 4. With the exception of the Stockholders Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the Reporting Persons and any other persons with respect to any securities of the Company.


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS


      Exhibit     Description
      -------     -----------

         1 Stockholders Agreement dated as of June 30, 1997, by and among certain stockholders of Genovese Drug Stores, Inc., including Leonard Genovese and Frances Genovese Wangberg.




                                    SIGNATURE

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and accurate.


                                    /s/ LEONARD GENOVESE
                                    -------------------------------
                                        Leonard Genovese



                                    /s/ FRANCES GENOVESE WANGBERG
                                    -------------------------------
                                        Frances Genovese Wangberg
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                                EXHIBIT INDEX



      Exhibit     Description
      -------     -----------

         1 Stockholders Agreement dated as of June 30, 1997, by and among certain stockholders of Genovese Drug Stores, Inc., including Leonard Genovese and Frances Genovese Wangberg.